FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated January 12, 2009

Document 2 Material Change Report dated January 12, 2009

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street
Vancouver, B.C., V6B 1N2
Phone: (604) 685-2222
Fax: (604) 685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: January 12, 2009 TSX-V:AGX

Private Placement Amended and Closed

Amador Gold Corp. (TSX-V:AGX) announces an amendment and the closing of a private placement previously announced December 8, 2008. The total number of units is increased from 16,750,000 to 20,800,000 for total proceeds of $1,248,000. Each unit will consist of either one flow through or one non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10. The units will be priced at $0.06 per unit.

In accordance with Exchange policies, finders’ fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

Included in the private placement was the sale of 10,000,000 flow-through units to MineralFields Group.

In connection with the transaction, Limited Market Dealer Inc. was paid a total cash commission of $48,000.

About MineralFields

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about the MineralFields Group is available at www.mineralfields.com.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold’s properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations

Phone: (604) 685-2222
Email:  info@amadorgold.com

Website: www.amadorgoldcorp.com

AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – January 12, 2009.

Item 3. News Release – News Release issued January 12, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") announces an amendment and the closing of a private placement previously announced December 8, 2008

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) announces an amendment and the closing of a private placement previously announced December 8, 2008. The total number of units is increased from 16,750,000 to 20,800,000 for total proceeds of $1,248,000. Each unit will consist of either one flow through or one non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10. The units will be priced at $0.06 per unit.

In accordance with Exchange policies, finders’ fees may be paid on a portion of the funds raised. The private placement is subject to regulatory approval.

Included in the private placement was the sale of 10,000,000 flow-through units to MineralFields Group.

In connection with the transaction, Limited Market Dealer Inc. was paid a total cash commission of $48,000.

About MineralFields

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about the MineralFields Group is available at www.mineralfields.com.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

                Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 12th day of January 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: January 14, 2009 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary